EXHIBIT 99.2

CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019

(Unaudited)

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30,

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars except for shares and per share amounts, unaudited)	2019	2018	2019	2018
Revenue (Note 6)	$463.5	$435.7	$870.6	$890.4
Cost of sales excluding depletion, depreciation and amortization	(244.1)	(238.3)	(450.0)	(502.5)
Gross margin excluding depletion, depreciation and amortization	$219.4	$197.4	$420.6	$387.9
Depletion, depreciation and amortization	(122.4)	(93.9)	(240.1)	(198.0)
Impairment of mining properties	—	—	—	(103.0)
Mine operating earnings	$97.0	$103.5	$180.5	$86.9

Expenses
General and administrative	(16.8)	(23.9)	(38.4)	(50.1)
Exploration and evaluation	(2.7)	(3.2)	(5.2)	(7.0)
Share of earnings of associate	2.8	0.5	0.8	0.5
Other operating (expenses) income, net (Note 7(a))	(8.7)	10.0	(13.9)	35.3
Impairment of non-operating mining properties	—	—	—	(78.0)
Operating earnings (loss)	$71.6	$86.9	$123.8	$(12.4)
Finance costs (Note 8)	(32.0)	(28.6)	(64.1)	(76.0)
Other income (costs), net (Note 7(b))	6.5	4.8	(9.9)	12.7
Earnings (loss) before taxes	$46.1	$63.1	$49.8	$(75.7)
Current income tax expense (Note 9)	(32.9)	(31.2)	(52.1)	(57.7)
Deferred income tax recovery (expense) (Note 9)	0.9	(19.5)	12.1	(21.7)
Income tax expense	$(32.0)	$(50.7)	$(40.0)	$(79.4)
Net earnings (loss)	$14.1	$12.4	$9.8	$(155.1)

Attributable to:
Yamana Gold Inc. equity holders	$14.1	$18.0	$9.8	$(142.0)
Non-controlling interests	—	(5.6)	—	(13.1)
Net earnings (loss)	$14.1	$12.4	$9.8	$(155.1)

Earnings (loss) per share attributable to Yamana Gold Inc. equity holders (Note 10)
Basic and diluted	$0.01	$0.02	$0.01	$(0.15)

Weighted average number of shares outstanding (in thousands) (Note 10)
Basic	950,292	948,952	950,106	948,832
Diluted	951,060	949,646	950,977	948,832
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30,

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars, unaudited)	2019	2018	2019	2018
Net earnings (loss)	$14.1	$12.4	$9.8	$(155.1)

Other comprehensive loss, net of taxes
Items that may be reclassified subsequently to net earnings (loss):
Cash flow hedges
- Effective portion of changes in fair value of cash flow hedges	3.6	(11.4)	3.8	(10.6)
- Reclassification of losses (gains) recorded in earnings	(0.3)	3.8	(0.1)	3.7
- Tax Impact on fair value of hedging instruments	—	(0.7)	—	(3.0)
- Time value of options contracts excluded from hedge relationship	0.3	(10.3)	(0.7)	(8.2)
Share of other comprehensive loss from investment in associate	(3.7)	—	(3.7)	—
	$(0.1)	$(18.6)	$(0.7)	$(18.1)
Items that will not be reclassified to net earnings (loss):
Changes in the fair value of equity investments at FVOCI	(1.0)	(0.2)	(1.1)	(0.4)
Total other comprehensive loss	$(1.1)	$(18.8)	$(1.8)	$(18.5)
Total comprehensive income (loss)	$13.0	$(6.4)	$8.0	$(173.6)

Attributable to :
Yamana Gold Inc. equity holders	$13.0	$(0.8)	$8.0	$(159.8)
Non-controlling interests	—	(5.6)	—	(13.8)
Total comprehensive income (loss)	$13.0	$(6.4)	$8.0	$(173.6)
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30,

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars, unaudited)	2019	2018	2019	2018
Operating activities
Earnings (loss) before taxes	$46.1	$63.1	$49.8	$(75.7)
Adjustments to reconcile earnings (loss) before taxes to net operating cash flows:
Depletion, depreciation and amortization	122.4	93.9	240.1	198.0
Share-based payments (Note 17)	(0.9)	3.7	2.8	4.5
Other (income) costs, net (Note 7(b))	(6.5)	(4.9)	9.9	(12.7)
Finance costs (Note 8)	32.0	28.7	64.1	76.0
Mark-to-market on financial assets and metal concentrates	4.3	4.9	(2.5)	14.7
Share of earnings of associate	(2.8)	(0.5)	(0.8)	(0.5)
Impairment of mineral properties	—	—	—	181.0
Amortization of deferred revenue	(32.8)	(11.7)	(68.8)	(15.5)
Gain on divestitures (Note 7(a))	—	(32.0)	—	(71.0)
Other non-cash expenses, net (Note 11(d))	4.0	14.4	7.8	24.6
Advanced payments received on metal purchase agreements	—	—	—	127.8
Decommissioning, restoration and similar liabilities paid	(0.6)	(1.5)	(0.9)	(2.5)
Cash flows from operating activities before income taxes paid and net change in working capital	165.2	158.1	301.5	448.7
Income taxes paid	(9.2)	(0.6)	(42.5)	(16.7)
Payments made to Brazilian tax authorities	—	—	—	(67.9)
Cash flows from operating activities before net change in working capital	$156.0	$157.5	$259.0	$364.1
Net change in working capital (Note 11(b))	(8.4)	(55.1)	(99.1)	(138.9)
Cash flows from operating activities	$147.6	$102.4	$159.9	$225.2
Investing activities
Acquisition of property, plant and equipment	$(86.2)	$(104.0)	$(163.1)	$(236.1)
Net proceeds on disposal of subsidiaries and other assets	0.6	(5.4)	1.1	161.4
Cash used in other investing activities	(26.3)	(25.8)	(41.4)	(45.9)
Cash flows used in investing activities	$(111.9)	$(135.2)	$(203.4)	$(120.6)
Financing activities
Dividends paid (Note 16)	$(4.7)	$(4.7)	$(9.5)	$(9.5)
Interest and other finance expenses paid	(13.8)	(22.4)	(31.6)	(36.6)
Financing costs paid on early note redemption (Note 8)	—	—	—	(14.7)
Repayment of term loan and notes payable (Note 15)	(30.1)	(61.5)	(30.5)	(441.9)
Proceeds from term loan and notes payable (Note 15)	—	85.0	120.0	355.0
Payment of lease liabilities	(2.9)	—	(10.1)	—
Cash (used in) from other financing activities	(0.5)	0.5	0.4	1.8
Cash flows (used in) from financing activities	$(52.0)	$(3.1)	$38.7	$(145.9)
Effect of foreign exchange of non-US Dollar denominated cash and cash equivalents	(0.1)	1.3	0.3	1.5
Decrease in cash and cash equivalents	$(16.4)	$(34.6)	$(4.5)	$(39.8)
Cash and cash equivalents, beginning of period (Note 11(c))	$110.4	$129.3	$98.5	$148.9
Cash and cash equivalents classified as held for sale, beginning of period	$—	$20.7	$—	$6.3
Cash and cash equivalents, end of period	$94.0	$115.4	$94.0	$115.4
Cash and cash equivalents reclassified as held for sale	$(3.8)	$(1.0)	$(3.8)	$(1.0)
Cash and cash equivalents, excluding amount classified as held for sale, end of period	$90.2	$114.4	$90.2	$114.4
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements. Supplementary cash flow information (Note 11).
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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
AS AT,

(In millions of US Dollars, unaudited)	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents (Note 11(c))	$90.2	$98.5
Trade and other receivables	32.2	24.3
Inventories (Note 13)	147.3	181.0
Other financial assets (Note 14(a))	7.2	7.4
Other assets (Note 14(b))	110.8	118.0
Assets held for sale (Note 4)	858.7	—
	$1,246.4	$429.2
Non-current assets:
Property, plant and equipment	6,007.6	6,696.4
Goodwill and other intangible assets	397.0	399.8
Investment in associate	143.2	146.0
Deferred tax assets	90.4	88.5
Other financial assets (Note 14(a))	15.3	18.9
Other assets (Note 14(b))	145.8	234.1
Total assets	$8,045.7	$8,012.9

Liabilities
Current liabilities:
Trade and other payables	$217.1	$294.8
Income taxes payable	10.3	32.5
Other financial liabilities (Note 14(c))	117.6	62.3
Other provisions and liabilities (Note 14(d))	40.8	106.8
Liabilities relating to assets held for sale (Note 4)	365.2	—
	$751.0	$496.4
Non-current liabilities:
Long-term debt (Note 15)	1,763.9	1,756.8
Decommissioning, restoration and similar liabilities	195.4	241.2
Deferred tax liabilities	1,058.3	1,129.3
Other financial liabilities (Note 14(c))	108.1	76.0
Other provisions and liabilities (Note 14(d))	144.4	289.2
Total liabilities	$4,021.1	$3,988.9

Equity
Share capital (Note 16)	$7,639.7	$7,636.4
Contributed surplus	19.3	20.4
Accumulated other comprehensive (loss) income	(18.6)	(16.9)
Deficit	(3,650.5)	(3,650.6)
Attributable to Yamana Gold Inc. equity holders	$3,989.9	$3,989.3
Non-controlling interests	34.7	34.7
Total equity	$4,024.6	$4,024.0
Total liabilities and equity	$8,045.7	$8,012.9
Commitments and contingencies (Notes 5 and 19)
Subsequent events (Notes 4 and 15)
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

Approved by the Board

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30,

(In millions of US Dollars, unaudited)	Share capital	Contributed surplus	Accumulated other comprehensive (loss) income	Deficit	Attributable to Yamana equity holders	Non- controlling interests	Total equity
Balance as at January 1, 2018	$7,633.7	$18.0	$(6.6)	$(3,348.1)	$4,297.0	$133.9	$4,430.9
Total comprehensive loss
Net loss	—	—	—	(142.0)	(142.0)	(13.1)	(155.1)
Other comprehensive loss, net of income tax	—	—	(17.8)	—	(17.8)	(0.7)	(18.5)
	$—	$—	$(17.8)	$(142.0)	$(159.8)	$(13.8)	$(173.6)
Transactions with owners
Disposal of part interest in subsidiary	—	—	—	—	—	16.0	16.0
Disposal of Brio Gold	—	—	—	—	—	(101.7)	(101.7)
Issued on vesting of restricted share units	1.4	(1.4)	—	—	—	—	—
Vesting restricted share units	—	2.4	—	—	2.4	0.3	2.7
Dividend reinvestment plan	0.2	—	—	—	0.2	—	0.2
Dividends (Note 16(b))	—	—	—	(9.6)	(9.6)	—	(9.6)
Balance as at June 30, 2018	$7,635.3	$19.0	$(24.4)	$(3,499.3)	$4,130.6	$34.7	$4,165.3
Balance as at December 31, 2018	$7,636.4	$20.4	$(16.9)	$(3,650.6)	$3,989.3	$34.7	$4,024.0
Adjustments on initial application of:
IFRS 16 (Note 3)	—	—	—	(0.3)	(0.3)	—	(0.3)
Adjusted balance as at January 1, 2019	$7,636.4	$20.4	$(16.9)	$(3,650.9)	$3,989.0	$34.7	$4,023.7
Total comprehensive income
Net earnings	—	—	—	9.8	9.8	—	9.8
Other comprehensive loss, net of income tax	—	—	(1.8)	—	(1.8)	—	(1.8)
	$—	$—	$(1.8)	$9.8	$8.0	$—	$8.0
Transactions with owners
Issued on vesting of restricted share units (Note 16(a))	3.3	(3.3)	—	—	—	—	—
Vesting restricted share units	—	2.2	—	—	2.2	—	2.2
Share cancellations (Note 16(a))	(0.1)	—	—	—	(0.1)	—	(0.1)
Dividend reinvestment plan (Note 16(a))	0.1	—	—	—	0.1	—	0.1
Dividends (Note 16(b))	—	—	—	(9.6)	(9.6)	—	(9.6)
Balance as at June 30, 2019	$7,639.7	$19.3	$(18.6)	$(3,650.5)	$3,989.9	$34.7	$4,024.6
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

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YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2019
(Tabular amounts in millions of US Dollars, unless otherwise noted, unaudited)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

The address of the Company’s registered office is 200 Bay Street, Suite 2200 Royal Bank Plaza, North Tower, Toronto, Ontario, M5J 2J3, Canada. The Company is listed on the Toronto Stock Exchange (Symbol: YRI) and The New York Stock Exchange (Symbol: AUY).

These unaudited condensed consolidated interim financial statements ("Condensed Consolidated Interim Financial Statements") are comprised of the Company; its subsidiaries; its 50% interest in the Canadian Malartic mine, which is accounted for as a joint operation; and its 20.5% interest in Leagold Mining Corporation, which is accounted for as an investment in associate using the equity method.

On April 15, 2019, the Company entered into a definitive agreement to sell its wholly-owned Chapada copper-gold mine located in Brazil to Lundin Mining Corporation ("Lundin"). On July 5, 2019, the Company announced that it has completed the sale. Refer to Note 4: Divestitures.

These Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on July 24, 2019.

2. BASIS OF PREPARATION AND PRESENTATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Company’s last annual consolidated financial statements for the year ended December 31, 2018, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 3: Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2018.

The accounting policies applied in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2018, with the exception of the application of certain new and amended IFRSs issued by the IASB, which were effective from January 1, 2019. Those new and amended IFRSs that had a significant impact on the Company’s Condensed Consolidated Interim Financial Statements are described in Note 3: Recent Accounting Pronouncements.

In preparing these Condensed Consolidated Interim Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company’s consolidated financial statements for the year ended December 31, 2018, with the addition of judgement applied in assessing that the Chapada mine, which was classified as a disposal group held for sale on April 15, 2019, did not meet the criteria in IFRS to be presented as a discontinued operation. Refer to Note 4: Divestitures.

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3. RECENT ACCOUNTING PRONOUNCEMENTS

(a) Application of New and Amended Standards and Interpretations

i.IFRS 16 Leases ("IFRS 16")

On January 1, 2019, the Company adopted IFRS 16. IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments. IFRS 16 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases (off balance sheet) and finance leases (on balance sheet) are removed for lessee accounting, and are replaced by a model where a right-of-use asset and a corresponding liability are required to be recognized for leases identified, with limited exceptions for short-term leases and leases of low value assets. (Details of these new lease requirements are described in the Company's new accounting policy below). The impact of the adoption of IFRS 16 on the Company's condensed consolidated interim financial statements is described below.

The Company has adopted IFRS 16 using the modified retrospective approach and therefore, the comparative information has not been restated as permitted under the specific transitional provisions in IFRS 16. The reclassifications and adjustments arising from the new leasing rules are recognized in the opening consolidated balance sheet on January 1, 2019.

•Impact on the Company's Condensed Consolidated Interim Financial Statements

On transition to IFRS 16, the Company recognized an additional $41.5 million of right-of-use assets and $41.8 million of lease liabilities, recognizing the difference in retained deficit.

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 9.65%.

January 1, 2019
Operating lease commitments disclosed at as December 31, 2018	$14.8
Discounted using the incremental borrowing rate at January 1, 2019	$12.5
Less: Short term leases recognized on a straight-line basis as an expense	(1.0)
Add: Embedded leases identified in existing service contracts	36.5
Less: Other related to variable payments not based on an index or a rate	(6.2)
Lease liabilities recognized at January 1, 2019 (i)	$41.8
Current	$18.7
Non-current	$23.1
$41.8

(i)Lease liabilities are included in Other Financial Liabilities on the condensed consolidated interim balance sheet.

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated balance sheet as at December 31, 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

The right-of-use assets recognized upon adoption of IFRS 16 relate to the following types of assets:

As at,	January 1, 2019
Properties	$5.4
Vehicles	20.5
Equipment	15.6
Total right-of-use assets (i)	$41.5

(i)Right-of-use assets are included in property, plant and equipment on the condensed consolidated interim balance sheet.

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Segment assets and segment liabilities at June 30, 2019 increased as a result of the change in accounting policy. The following segments were affected by the change in policy:

	Segment Assets	Segment Liabilities
Canadian Malartic	$1.8	$1.9
Jacobina	8.7	8.9
Cerro Moro	16.0	15.3
El Peñón	8.2	7.9
Minera Florida	3.0	2.8
Chapada	5.2	4.9
Corporate and other	5.5	6.0
	$48.4	$47.7

•Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
•the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases;
•the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application; and
•the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

•Significant accounting policy

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•the contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where all the decisions about how and for what purpose the asset is used are predetermined, the Company has the right to direct the use of the asset if either:
◦the Company has the right to operate the asset; or
◦the Company has designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of real estate, in which it is a lessee, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company as a lessee

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

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Lease payments included in the measurement of the lease liability comprise:

•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets in 'property, plant and equipment' and lease liabilities in 'other financial liabilities' in the consolidated balance sheet.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, such as certain IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)Adoption of Other Narrow Scope Amendments to IFRSs and IFRS Interpretations

The Company also adopted other amendments to IFRSs, as well as the Interpretation IFRIC 23 Uncertainty over Income Tax Treatments, which were effective for accounting periods beginning on or after January 1, 2019. The impact of adoption was not significant to the Company's Condensed Consolidated Interim Financial Statements.

(b)  New and Revised IFRSs not yet Effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2019. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption.

4. DIVESTITURES

On April 15, 2019, the Company announced it has agreed to sell the wholly-owned Chapada mine to Lundin (the "Sale Transaction"). Pursuant to the terms of the Sale Transaction, the Company will receive the following consideration:

•$800.0 million in cash, payable at closing;
•Additional cash payments of up to $125.0 million based on the price of gold over the five-year period from the date of closing, as follows:
◦$10 million per year for each year over the next 5 years where the gold price averages over $1,350/oz, up to a maximum cash payment of $50.0 million;
◦An additional $10.0 million per year for each year over the next 5 years where the gold price averages over $1,400/oz, up to a maximum cash payment of $50.0 million; and
◦An additional $5.0 million per year for each year over the next 5 years where the gold price averages over $1,450/oz, up to a maximum cash payment of $25.0 million.
•$100.0 million payment contingent on the development of a pyrite roaster at Chapada by Lundin; and
•A 2% net smelter return royalty on gold production from the Suruca deposit.

The Company concluded that the assets and liabilities of Chapada met the criteria for classification as held for sale as at April 15, 2019. Accordingly, the assets and liabilities of Chapada were presented separately under current assets and current liabilities, respectively, and measured at the lower of carrying amount and fair value less costs to sell, being carrying amount.

Management also applies judgement to determine whether a component of the Company that is classified as held for sale meets the criteria to be presented as a discontinued operation. The key area that involves management judgement in this determination is whether the component represents a separate major line of business or geographical area of operation. Given that the Company will continue to operate in Brazil after the disposal of Chapada and following the analysis of other factors, the
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Company concluded that Chapada is not a separate major line of business or geographical area of operation, thus it is not considered to be a discontinued operation.

The components of assets and liabilities held for sale relating to Chapada are as follows:

As at,	June 30, 2019
Assets
Cash and cash equivalents	$3.8
Trade and other receivables	0.9
Inventories	27.3
Property, plant and equipment	669.8
Other assets	156.9
Total assets held for sale	858.7
Liabilities
Trade and other payables	37.3
Income taxes payable	18.8
Other financial liabilities	46.3
Other provisions and liabilities	144.5
Deferred tax liabilities	60.4
Decommissioning, restoration and similar liabilities	57.9
Total liabilities relating to assets held for sale	$365.2
Net assets held for sale	$493.5

The assets and liabilities of Chapada are included in the Chapada segment.

On July 5, 2019, the Company announced that it has completed the sale of Chapada.

5. SEGMENT INFORMATION

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision maker ("CODM"), being the Company's Senior Executive Group. The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their performance.

The Company considers each of its individual operating mine sites as reportable segments for financial reporting purposes. Further, the results of operating mines that the Company does not intend to manage in the long-term, and for which a disposal plan has been initiated, are reviewed as one segment. In addition to these reportable segments, the Company aggregates and discloses the financial results of other operating segments with similar economic characteristics as reviewed by the CODM, including exploration properties and corporate entities, under "Corporate and Other".

Significant information relating to the Company’s reportable segments is summarized in the tables below:

For the three months ended June 30, 2019	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Chapada	Other Mines (ii)	Corporate and other	Total
Revenue	$110.4	$50.0	$109.7	$57.0	$23.7	$112.7	$—	$—	$463.5
Cost of sales excluding DDA (i)	(48.0)	(25.4)	(55.1)	(39.8)	(16.2)	(59.6)	—	—	(244.1)
Gross margin excluding DDA	$62.4	$24.6	$54.6	$17.2	$7.5	$53.1	$—	$—	$219.4
DDA	(33.2)	(13.0)	(42.6)	(20.7)	(9.2)	(1.8)	—	(1.9)	(122.4)
Segment income (loss)	$29.2	$11.6	$12.0	$(3.5)	$(1.7)	$51.3	$—	$(1.9)	$97.0
Other expenses (iii)									(50.9)
Earnings before taxes									$46.1
Income tax expense									(32.0)
Net earnings									$14.1

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For the three months ended June 30, 2018	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Chapada	Other Mines (ii)	Corporate and other	Total
Revenue	$118.2	$49.3	$—	$64.6	$22.2	$118.8	$62.6	$—	$435.7
Cost of sales excluding DDA (i)	(50.2)	(24.5)	—	(42.8)	(18.8)	(49.3)	(52.7)	—	(238.3)
Gross margin excluding DDA	$68.0	$24.8	$—	$21.8	$3.4	$69.5	$9.9	$—	$197.4
DDA	(36.1)	(8.8)	—	(22.4)	(9.4)	(9.0)	(6.2)	(2.0)	(93.9)
Segment income (loss)	$31.9	$16.0	$—	$(0.6)	$(6.0)	$60.5	$3.7	$(2.0)	$103.5
Other expenses (iii)									(40.4)
Earnings before taxes									$63.1
Income tax expense									(50.7)
Net earnings									$12.4

For the six months ended June 30, 2019	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Chapada	Other Mines (ii)	Corporate and other	Total
Revenue	$213.5	$100.0	$166.3	$118.6	$49.8	$222.4	$—	$—	$870.6
Cost of sales excluding DDA (i)	(95.7)	(49.9)	(85.5)	(78.4)	(32.8)	(107.7)	—	—	(450.0)
Gross margin excluding DDA	$117.8	$50.1	$80.8	$40.2	$17.0	$114.7	$114.7	$—	$420.6
DDA	(67.6)	(29.9)	(64.9)	(45.0)	(16.6)	(11.9)	—	(4.2)	(240.1)
Segment income (loss)	$50.2	$20.2	$15.9	$(4.8)	$0.4	$102.8	$114.7	$(4.2)	$180.5
Other expenses (iii)									(130.7)
Earnings before taxes									$49.8
Income tax expense									(40.0)
Net earnings									$9.8

For the six months ended June 30, 2018	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Chapada	Other Mines (ii)	Corporate and other	Total
Revenue	$227.6	$93.7	$—	$135.8	$47.3	$227.1	$158.9	$—	$890.4
Cost of sales excluding DDA (i)	(98.0)	(49.1)	—	(89.3)	(37.2)	(103.2)	(125.7)	—	(502.5)
Gross margin excluding DDA	$129.6	$44.6	$—	$46.5	$10.1	$123.9	$33.2	$—	$387.9
DDA	(66.9)	(17.6)	—	(43.2)	(19.4)	(20.7)	(26.2)	(4.0)	(198.0)
Impairment of mining properties (iv)	—	—	—	—	—	—	(103.0)	—	(103.0)
Segment income (loss)	$62.7	$27.0	$—	$3.3	$(9.3)	$103.2	$(96.0)	$(4.0)	$86.9
Other expenses (iii)(iv)									(162.6)
Loss before taxes									$(75.7)
Income tax expense									(79.4)
Net loss									$(155.1)
(i)Depletion, depreciation and amortization ("DDA").
(ii)Other mines included Brio Gold and Gualcamayo, which were disposed of in May and December 2018, respectively.
(iii)Other expenses comprise general and administrative expenses, exploration and evaluation expenses, share of earnings of associate, other operating (expenses) income net, impairment of non-operating mining properties, finance costs, and other income (costs) net as per the Consolidated Statement of Operations.
(iv)During the first quarter of 2018, the assets and liabilities of Brio Gold were classified as assets and liabilities (a disposal group) held for sale. The Company recorded an impairment loss upon initial classification of Brio Gold as held for sale, and a further impairment loss at March 31, 2018 to write the carrying amount of the disposal group down to its FVLCS for a combined impairment write down of $181.0 million ($175.0 million net of tax) in the three months ended March 31, 2018. The FVLCS was estimated based on the consideration expected to be received in the sale transaction using the Leagold share price per the TSX on the dates of the respective write downs, a level 1 input per the fair value hierarchy. The impairment write down was split between operating and non-operating mining properties in the consolidated statement of operations. During the fourth quarter of 2018, the Company recorded a $7.0 million adjustment to the impairment loss initially recognized in the first quarter of 2018, bringing the total impairment loss to $181.0 million. The $7.0 million adjustment was to recognize the impairment attributable to the non-controlling interests of Brio Gold, and accordingly, the adjustment had no impact on the overall loss attributable to Yamana equity holders or on the calculation of loss per share.

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	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Chapada	Other Mines (i)	Corporate & other (ii)	Total
Property, plant and equipment at June 30, 2019	$1,123.6	$913.7	$887.6	$582.6	$288.8	$—	$—	$2,211.3	$6,007.6
Total assets at June 30, 2019	$1,674.4	$959.2	$996.0	$631.7	$315.1	$858.7	$—	$2,610.6	$8,045.7
Total liabilities at June 30, 2019	$428.0	$238.8	$103.4	$170.7	$94.7	$365.2	$—	$2,620.3	$4,021.1

Capital expenditures for the three months ended June 30, 2019 (iii) (iv)	$19.0	$12.1	$9.6	$13.8	$8.2	$16.6	$—	$6.9	$86.2
Capital expenditures for the six months ended June 30, 2019 (iii) (iv)	$34.5	$26.9	$14.0	$24.4	$16.8	$35.0	$—	$11.5	$163.1

	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Chapada	Other Mines (i)	Corporate & other (ii)	Total
Property, plant and equipment at December 31, 2018	$1,160.4	$907.3	$917.6	$585.7	$282.9	$658.3	$—	$2,184.2	$6,696.4
Total assets at December 31, 2018	$1,686.8	$951.7	$1,033.6	$646.3	$305.7	$819.6	$—	$2,569.2	$8,012.9
Total liabilities at December 31, 2018	$436.3	$232.0	$89.1	$158.9	$92.0	$263.9	$—	$2,716.7	$3,988.9

Capital expenditures for the three months ended June 30, 2018 (iii)	$19.3	$11.7	$14.8	$14.0	$9.9	$10.9	$13.0	$10.4	$104.0
Capital expenditures for the six months ended June 30, 2018 (iii)	$40.6	$18.4	$63.6	$24.8	$19.6	$16.5	$34.0	$18.6	$236.1

(i)Other mines included Brio Gold and Gualcamayo, which were disposed of in May and December 2018, respectively.
(ii)"Corporate and other" includes advanced stage development projects, exploration properties, corporate entities, the Company's investment in associate and Agua Rica ($1.1 billion) (December 31, 2018: $1.1 billion). On March 7, 2019, Yamana entered into an integration agreement with Glencore International AG ("Glencore") and Goldcorp Inc. ("Goldcorp") (the three parties collectively, "the Parties") pursuant to which, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of the Alumbrera mine, given their close proximity. The integration agreement provides the Parties with a path to a full integration of the Agua Rica project and the Alumbrera mine both technically and legally. The Parties are currently advancing the technical work to facilitate the permitting and dialogue with communities and stakeholders, performing confirmatory due diligence, finalizing binding agreements with government stakeholders and finalizing the legal integration structure. In respect of the contribution of the Parties, Yamana will contribute its current 100% interest in the Agua Rica project and its 12.5% interest in Alumbrera, while Glencore and Goldcorp will contribute their respective 50% and 37.5% interests in Alumbrera. The integration transaction structure will be determined based on the final construction financing plan, which may include completing a business transaction or other monetization event involving one or more third parties with respect to the integration project, and which may include a going public transaction.
(iii)Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the condensed consolidated interim statement of cash flows are presented on a cash basis.
(iv)In addition to entering into various operational commitments in the normal course of business, the Company had commitments of approximately $33.8 million at June 30, 2019 for construction activities at its sites and projects. Included in the this amount is $4.5 million related to the Chapada mine, which was disposed of subsequent to the quarter end.

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6.  REVENUE

The following table disaggregates revenue from contracts with customers by metal.

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Gold	$333.1	$337.7	$623.3	$695.6
Silver	49.7	16.2	85.3	34.1
Copper	83.2	82.1	156.4	168.0
Total revenue from contracts with customers	$466.0	$436.0	$865.0	$897.7
Provisional pricing adjustments (i)	(2.5)	(0.3)	5.6	(7.3)
Total revenue	$463.5	$435.7	$870.6	$890.4
(i)Amount represents the provisional pricing adjustments related to Chapada copper concentrate.

7.  OTHER EXPENSES

(a)  OTHER OPERATING EXPENSES (INCOME), NET

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Change in provisions (i)	$5.8	$8.4	$4.6	$13.6
(Recovery) write-down of tax recoverables and other assets	(4.7)	4.2	(0.2)	5.8
Gain on sale of subsidiaries (ii)(iii)	—	(32.0)	—	(71.0)
Business transaction costs	1.4	4.4	1.8	6.0
Loss (gain) on sale of other assets	0.4	(4.1)	—	(4.6)
Mark-to-market loss on deferred share compensation	0.1	0.6	0.8	0.4
Net mark-to-market loss (gain) on investments	0.1	5.1	(0.5)	6.1
Reorganization costs	1.9	2.7	2.0	5.2
Other expenses	3.7	0.7	5.4	3.2
	$8.7	$(10.0)	$13.9	$(35.3)

(i)Amount represents the recording (reversal) of certain existing provisions based on management's best estimate of the likely outcome.
(ii)On March 29, 2018, the Company completed the sale of certain jointly owned exploration properties of the Canadian Malartic Corporation (“CMC”) including the Kirkland Lake and Hammond Reef properties (the “Canadian Exploration Properties”) to Agnico Eagle Mines Limited (“Agnico”) for total cash consideration of $162.5 million. The transaction was structured as a sale of assets by CMC (in which the Company holds a 50% indirect interest) pursuant to which Agnico acquired all of the Company's indirect 50% interest in the Canadian exploration assets of CMC. Upon sale, the Company recognized a gain of $39.0 million.
(iii)On May 24, 2018 the Company completed the sale of its 53.6% controlling interest in Brio Gold to Leagold Mining Corporation ("Leagold") and received total consideration of $147.6 million, comprised of Leagold common shares representing approximately 20.5% of Leagold's issued and outstanding common shares, and share purchase warrants. Upon sale, the Company recognized a gain of $32.0 million.

(b)  OTHER COSTS (INCOME), NET

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Finance income	$(0.7)	$(0.6)	$(1.2)	$(1.5)
Unrealized (gain) loss on derivatives	(7.0)	0.1	(0.1)	(10.1)
Net foreign exchange loss (gain)	1.2	(4.3)	11.2	(1.1)
	$(6.5)	$(4.8)	$9.9	$(12.7)

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8. FINANCE COSTS

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018 (ii)	2019	2018 (ii)
Unwinding of discounts on provisions	$3.4	$4.4	$6.9	$9.4
Interest expense on long-term debt	22.1	15.9	43.6	34.4
Financing costs paid on early note redemption	—	—	—	14.7
Interest expense on lease liabilities	0.7	—	2.1	—
Amortization of deferred financing, bank, financing fees and other (i)	5.8	8.3	11.5	17.5
	$32.0	$28.6	$64.1	$76.0
(i)Included in other finance costs for the three and six months ended June 30, 2019 is $2.8 million and $5.4 million, respectively (2018: $4.5 million and $9.6 million) of non-cash interest expense related to the financing component of deferred revenue contracts.
(ii)The Company has reclassified certain items that were previously included in Finance Costs to Other Costs. Comparative numbers have been updated to reflect the change in presentation.

9. INCOME TAXES

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Income tax expense (recovery) is represented by:
Current income tax expense	$32.9	$31.2	$52.1	$57.7
Deferred income tax (recovery) expense	(0.9)	19.5	(12.1)	21.7
Net income tax expense	$32.0	$50.7	$40.0	$79.4

Income tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period.

The income tax rate for the three months ended June 30, 2019 was 69.8% (2018: 80.1%). Included in deferred taxes is the gain on translation of tax balances of $35.1 million (2018: loss of $111.8 million), tax losses not recognized of $2.5 million (2018: $11.1 million), and the deductible local foreign exchange loss of $59.7 million (2018: gain of $100.5 million).

10. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share for the three and six months ended June 30, 2019 and 2018 was calculated based on the following:

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Attributable to Yamana Gold Inc. equity holders
Net earnings (loss)	$14.1	$18.0	$9.8	$(142.0)

Earnings (loss) per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding share options, in the weighted average number of common shares outstanding during the period, if dilutive.

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The weighted average number of shares used in the calculation of earnings (loss) per share for the three and six months ended June 30, 2019 and 2018 was based on the following:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands of units)	2019	2018	2019	2018
Weighted average number of common shares - basic	950,292	948,952	950,106	948,832
Weighted average number of dilutive share options	1	1	1	—
Weighted average number of dilutive Restricted Share Units	767	693	870	—
Weighted average number of common shares - diluted	951,060	949,646	950,977	948,832

The following securities could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings (loss) per share because they were anti-dilutive:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands of units)	2019	2018	2019	2018
Potential dilutive securities
Share options	1,415	1,804	1,415	1,805
Restricted share units	1,724	1,871	1,621	2,564
	3,139	3,676	3,036	4,369

11. SUPPLEMENTARY CASH FLOW INFORMATION

(a) Non-Cash Investing and Financing Transactions

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Interest capitalized to assets under construction	$—	$4.3	$—	$8.3
Issue of common shares on vesting of restricted share units (Note 16(a))	$3.3	$—	$6.3	$1.4

(b) Net Change in Working Capital

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Net (increase) decrease in:
Trade and other receivables	$(7.6)	$(9.1)	$(6.5)	$(2.1)
Inventories	10.1	(25.7)	(2.4)	(32.5)
Other assets	(1.1)	9.3	(6.3)	(11.9)
Net increase (decrease) in:
Trade and other payables	(3.8)	(18.8)	(65.7)	(70.0)
Other liabilities	(4.0)	(3.6)	(8.0)	(4.9)
Movement in above related to foreign exchange	(2.0)	(7.2)	(10.2)	(17.5)
Net change in working capital (i)	$(8.4)	$(55.1)	$(99.1)	$(138.9)

(i)Change in working capital is net of items related to Property, Plant and Equipment.

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(c) Cash and Cash Equivalents

As at,	June 30, 2019	December 31, 2018
Cash at bank	$89.7	$97.8
Bank short-term deposits	0.5	0.7
Total cash and cash equivalents (i)	$90.2	$98.5

(i)Cash and cash equivalents consist of cash on hand, cash on deposit with banks, bank term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.

(d) Other Non-Cash Expenses, net

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Net write off of assets	$3.7	$4.9	$3.1	$9.9
Revaluation of employees' pension plan	2.7	0.1	5.1	3.8
Provision on indirect taxes	(7.6)	1.1	(4.1)	(1.8)
Other expenses	5.2	8.3	3.7	12.7
Total non-cash expenses, net	$4.0	$14.4	$7.8	$24.6

12. FINANCIAL INSTRUMENTS

(a)  Financial Assets and Financial Liabilities by Categories

As at June 30, 2019	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV - Hedging Instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$90.2	$—	$90.2
Trade and other receivables	16.2	—	—	—	16.2
Receivables from provisional metal sales	—	—	16.0	—	16.0
Investments in equity securities (i)	—	8.7	—	—	8.7
Warrants	—	—	0.7	—	0.7
Derivative assets - Hedging instruments	—	—	—	0.8	0.8
Derivative assets - Non-hedge	—	—	2.1	—	2.1
Other financial assets	10.2	—	—	—	10.2
Total financial assets	$26.4	$8.7	$109.0	$0.8	$144.9

Financial liabilities
Total debt	$1,849.4	$—	$—	$—	$1,849.4
Trade and other payables	217.1	—	—	—	217.1
Derivative liabilities - Hedging instruments	—	—	—	1.9	1.9
Derivative liabilities - Non-hedge	—	—	0.4	—	0.4
Other financial liabilities	137.9	—	—	—	137.9
Total financial liabilities	$2,204.4	$—	$0.4	$1.9	$2,206.7

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As at December 31, 2018	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV - Hedging Instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$98.5	$—	$98.5
Trade and other receivables	10.3	—	—	—	10.3
Receivables from provisional metal sales	—	—	14.0	—	14.0
Investments in equity securities (i)	—	9.1	—	—	9.1
Warrants	—	—	0.5	—	0.5
Derivative assets - Hedging instruments	—	—	—	1.6	1.6
Derivative assets - Non-hedge	—	—	2.0	—	2.0
Other financial assets	13.1	—	—	—	13.1
Total financial assets	$23.4	$9.1	$115.0	$1.6	$149.1

Financial liabilities
Total debt	$1,758.7	$—	$—	$—	$1,758.7
Trade and other payables	294.8	—	—	—	294.8
Derivative liabilities - Hedging instruments	—	—	—	5.9	5.9
Derivative liabilities - Non-hedge	—	—	0.6	—	0.6
Other financial liabilities	129.9	—	—	—	129.9
Total financial liabilities	$2,183.4	$—	$0.6	$5.9	$2,189.9

(i)Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. The Company’s portfolio of equity securities is primarily focused on the mining sector. These are strategic investments and the Company considers this classification to be more relevant.

(b)  Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

i)Fair Value Measurements of Financial Assets and Financial Liabilities Measured at Fair Value

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments that are measured at fair value:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3: Unobservable inputs for the asset or liability.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the condensed consolidated interim balance sheets at fair value on a recurring basis were categorized as follows:

	June 30, 2019			December 31, 2018
As at,	Level 1 input	Level 2 input	Aggregate fair value	Level 1 input	Level 2 input	Aggregate fair value
Assets
Cash and cash equivalents	$90.2	$—	$90.2	$98.5	$—	$98.5
Receivables from provisional metal sales	—	16.0	16.0	—	14.0	14.0
Investments in equity securities	8.7	—	8.7	9.1	—	9.1
Warrants	—	0.7	0.7	—	0.5	0.5
Derivative assets	—	2.9	2.9	—	3.6	3.6
	$98.9	$19.6	$118.5	$107.6	$18.1	$125.7
Liabilities
Derivative liabilities	$—	$2.4	$2.4	$—	$6.5	$6.5
	$—	$2.4	$2.4	$—	$6.5	$6.5

At June 30, 2019, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

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There were no transfers between Level 1 and Level 2 during the six months ended June 30, 2019. At June 30, 2019, there were no financial assets or liabilities measured and recognized on the condensed consolidated interim balance sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

ii) Valuation Methodologies Used in the Measurement of Fair Value for Level 2 Financial Assets and Financial Liabilities

Receivables from Provisional Copper Sales
The Company's copper concentrate sales are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company's accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which an active commodity market exists.

Warrants
The fair value of warrants is calculated using the Black-Scholes option pricing model, which uses a combination of quoted prices and market-derived inputs, including volatility estimates.

Derivative Related Assets and Liabilities
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

iii)  Carrying Value Versus Fair Value

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

As at,		June 30, 2019		December 31, 2018
	Financial instrument classification	Carrying amount	Fair value (i)	Carrying amount	Fair value (i)
Debt
Senior notes	Amortized cost	$1,466.1	$1,456.1	$1,465.3	$1,455.0

(i)The Company's senior notes are accounted for at amortized cost, using the effective interest method. The fair value required to be disclosed is determined by discounting the future cash flows by a discount factor based on an interest rate of 5%, which reflects the Company's own credit risk.

Management assessed that the fair values of trade and other receivables, trade and other payables, and other financial assets and liabilities approximate their carrying amounts, largely due to the short-term maturities of these instruments. Derivative assets and liabilities are already carried at fair value.

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c)  Derivative Instruments ("Derivatives")

Summary of Derivatives at June 30, 2019

	Notional Amount (in millions)
	Cash flow hedge	Non-hedge	Contractual rate		Remaining term	Fair value (USD)
Currency contracts
Option contracts			Average call strike price (per USD)	Average put strike price (per USD)
Brazilian Real option contracts (i)	R$ 192.0	—	R$3.75	R$4.75	July - December 2019	0.5
Brazilian Real option contracts (i)	R$ 59.7	—	R$3.90	R$4.45	January - December 2020	0.3
Forward contracts			Average CLP/USD forward rate (CLP)
Chilean Peso forward contracts (ii)	CLP 30,960	—	652.42		July - December 2019	(1.9)

Commodity contracts
			Average sales price (USD)
Copper forward contracts (pounds) (iii)	—	16.8	$2.83		July 2019	2.1

Other
			Per share value (CAD)
DSU contracts (units) (iv)	—	3.0	$3.5002		July 2019 - March 2020	(0.4)

(i)The Company has designated zero cost collar option contracts as cash flow hedges for its highly probable forecasted Brazilian Real expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging. In June 2019, in anticipation of the sale of the Chapada mine, the Company closed out certain of its zero cost collar contracts covering the period from July to December 2019. The remaining cash flow hedges are expected to cover approximately 70% of the Brazilian Real denominated forecasted operating costs from the Company's remaining Brazilian operations from July 2019 to December 2019. In June 2019, the Company also entered into new zero cost collar options covering the period from January to December 2020.
(ii)On February 5 and 7, 2019, the Company entered into forward contracts totalling CLP 56.76 billion (CLP = Chilean Pesos; approximately USD$86.8 million). As at June 30, 2019, the Company had forward contracts totalling CLP 30.96 billion (CLP = Chilean Pesos; approximately USD$45.2 million) split evenly by month from July 2019 to December 2019 at a weighted average Chilean Peso to US Dollar forward rate of CLP 652.42 per US Dollar. These forward contracts are expected to cover approximately 50% of the Chilean Peso denominated forecasted operating costs from July 2019 to December 2019.
(iii)The Company currently uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at June 30, 2019, the Company had 16.8 million pounds of copper forward contracts in place at an average sales price of $2.83 per pound.
(iv)During the first quarter of 2017, the Company entered into a derivative contract to mitigate the volatility of its share price on DSU compensation, effectively locking in the exposure of the Company for three million DSUs (approximately 80% of outstanding DSUs at the time) at a value of C$3.5002 per share.

d)  Financial Instruments and Related Risks

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company's financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges. As at June 30, 2019 there are no substantial changes to the market risk described in Note 17: Financial Risk Management to the Company's Consolidated Annual Financial Statements.

The Company manages its exposure to fluctuations in commodity prices, and foreign exchange rates by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. Details of these contracts are included above.

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13. INVENTORIES

As at,	June 30, 2019	December 31, 2018
Product inventories	$34.1	$55.8
Work in process	10.2	12.6
Ore stockpiles	119.3	209.0
Materials and supplies	89.6	95.6
	$253.2	$373.0
Less: non-current ore stockpiles included in other non-current assets (Note 14(b))	(105.9)	(192.0)
	$147.3	$181.0

For the three and six months ended June 30, 2019, a charge of $0.5 million and a recovery of $0.4 million, respectively were recorded to adjust inventory to net realizable value (2018: charges of $4.9 million and $9.5 million, respectively), which are included in cost of sales excluding depletion, depreciation and amortization.

14. SELECTED COMPOSITION NOTES

(a) OTHER FINANCIAL ASSETS

As at,	June 30, 2019	December 31, 2018
Derivative assets (Note 12)	$2.9	$3.6
Loans and other receivables	10.2	13.1
Investments in equity securities and warrants (Note 12)	9.4	9.6
	$22.5	$26.3
Current	$7.2	$7.4
Non-current	15.3	18.9
	$22.5	$26.3

(b) OTHER ASSETS

As at,	June 30, 2019	December 31, 2018
Non-current portion of ore stockpiles (Note 13) (i)	$105.9	$192.0
Income tax recoverable and installments	8.6	9.3
Tax credits recoverable (ii)	86.2	95.2
Advances and deposits	39.4	42.9
Other	16.5	12.7
	$256.6	$352.1
Current	$110.8	$118.0
Non-current	145.8	234.1
	$256.6	$352.1

(i)Non-current ore stockpiles represent material not scheduled for processing within the next twelve months at certain of the Company's mines. At December 31, 2018, the balance included non-current ore stockpiles at the Company's Chapada, Jacobina and Canadian Malartic mines. At June 30, 2019, the balance does not include non-current ore stockpiles at the Company's Chapada mine, as this mine is classified as held for sale. Refer Note 4: Divestitures.
(ii)Tax credits recoverable consist of sales taxes which are recoverable either in the form of a refund from the respective jurisdictions in which the Company operates or against other taxes payable and value-added tax.

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(c) OTHER FINANCIAL LIABILITIES

As at,	June 30, 2019	December 31, 2018
Lease liabilities (i)	$42.8	$—
Royalty payable (ii)	16.8	16.8
Severance accrual	36.2	33.9
Deferred share units/performance share units liability (Note 17)	17.7	18.6
Accounts receivable financing credit (iii)	—	40.6
Current portion of long-term debt (Note 15)	85.5	1.9
Derivative liabilities (Note 12)	2.4	6.5
Other	24.3	20.0
	$225.7	$138.3
Current	$117.6	$62.3
Non-current	108.1	76.0
	$225.7	$138.3
(i)Lease liabilities were recognized in connection with the adoption of IFRS 16. Refer to Note 3: Recent Accounting Pronouncements for further information.
(ii)Included in Royalty payable is an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation, now Newmont Goldcorp) for a proceeds interest of C$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of C$15.4 million is paid. Since inception, partial payments of $6.0 million and appreciation of the US Dollar have resulted in the liability being measured at $5.4 million as at June 30, 2019. Also included in Royalty payable is $10.7 million of amounts payable by Canadian Malartic.
(iii)Accounts receivable financing credit is payable within 30 days from the proceeds on concentrate sales.

(d) OTHER PROVISIONS AND LIABILITIES

As at,	June 30, 2019	December 31, 2018
Other taxes payable	$16.3	$17.4
Provision for repatriation taxes payable (i)	23.8	23.8
Provision for taxes	11.0	21.9
Deferred revenue on metal agreements - Altius (ii)	—	58.5
Deferred revenue on metal agreements - Sandstorm (iii)	94.7	169.8
Deferred revenue on advanced metal sales - other (iv)	—	52.3
Other provisions and liabilities	39.4	52.2
	$185.2	$396.0
Current	$40.8	$106.8
Non-current	144.4	289.2
	$185.2	$396.0

(i)The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders. Total taxes in the amount of $23.8 million (December 31, 2018: $23.8 million) have been accrued on the assumption that the profits will be repatriated.
(ii)In 2016, the Company entered into a copper purchase agreement with Altius Minerals Corp. ("Altius"), pursuant to which, the Company received advanced consideration of $61.1 million against future deliveries of copper produced by the Company's Chapada mine in Brazil. The advanced consideration is accounted for as deferred revenue, with revenue recognized when copper is delivered to Altius. In connection with the Company reclassifying the Chapada mine as a disposal group held for sale at April 15, 2019, the liability associated with the Altius metal agreement was reclassified and is presented as a liability held for sale at June 30, 2019. Refer to Note 4: Divestitures.
(iii)In 2015, the Company entered into three metal purchase agreements with Sandstorm Gold Ltd. ("Sandstorm") pursuant to which, the Company received advanced consideration of $170.4 million against future deliveries of silver production from Cerro Moro, Minera Florida and Chapada, copper production from Chapada, and gold production from Agua Rica. The advanced consideration is accounted for as deferred revenue, with revenue recognized when the respective metals are delivered to Sandstorm. In connection with the Company reclassifying the Chapada mine as a disposal group held for sale at April 15, 2019, the liability associated with the copper purchase agreement was reclassified and is presented as a liability held for sale at June 30, 2019. Refer to Note 4: Divestitures. The remainder of the movement in the balance in the year to date is related to the amortization of deferred revenue, net of interest accretion on the silver purchase agreement.
(iv)On January 10, 2018, the Company entered into an advanced metal sales agreement pursuant to which, the Company received advanced consideration of $125.0 million in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and the first half of 2019. The Company made the final delivery under the agreement in June 2019.

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15. LONG-TERM DEBT AND CREDIT FACILITY

As at,	June 30, 2019	December 31, 2018
Senior Notes
$300 million notes issued December 2017
4.625% 10-year notes due December 2027	297.1	296.8
$500 million notes issued June 2014
4.95% 10-year notes due July 2024	497.0	496.8
$300 million notes issued June 2013
Series B - 4.78% 10-year notes due June 2023 ($265 million)	260.5	260.4
$500 million notes issued March 2012
Series B - 4.36% 8-year notes due March 2020 ($85 million)	84.0	84.0
Series C - 4.76% 10-year notes due March 2022 ($200 million)	192.2	192.1
Series D - 4.91% 12-year notes due March 2024 ($140 million)	135.3	135.2
	1,466.1	1,465.3
Revolving Credit Facility
$1.0 billion credit facility	381.9	291.5

Debt from 50% interest in Canadian Malartic	1.4	1.9
Total debt (i)	$1,849.4	$1,758.7
Less: current portion of long-term debt (Note 14(c))	(85.5)	(1.9)
Long-term debt	$1,763.9	$1,756.8

(i)Balances are net of transaction costs of $10.6 million, net of amortization (December 31, 2018: $11.8 million).

On July 5, 2019, concurrently with the closing of the Chapada sale, the Company used $385.0 million of the consideration received to repay outstanding indebtedness under the revolving credit facility; and the remaining $415.0 million is being used by the Company to offer to prepay its senior notes issued in March 2012 and June 2013 on a pro rata basis. In the event cash consideration remains available, the balance will be used to prepay indebtedness under the Company's senior notes issued in June 2014 and December 2017.

Senior Notes

The Company's senior notes are unsecured and interest is payable semi-annually. Each series of senior notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The senior notes are accreted to the face value over their respective terms.

Revolving Credit Facility

The revolving credit facility is unsecured and has a maturity date of June 2023. Drawn amounts bear interest at a rate of LIBOR plus a margin of between 1.20% and 2.25% depending on the Company's credit rating. Undrawn amounts are subject to a commitment fee of between 0.24% and 0.45% depending on the Company's credit rating. The Company drew $120.0 million during the first quarter of 2019 and repaid $30.0 million during the second quarter of 2019 on the revolving credit facility.

Covenants

The senior notes and revolving credit facility are subject to various financial and general covenants. The principal covenants are tangible net worth of at least $2.3 billion; maximum net total debt (debt less cash) to tangible net worth of 0.75; and leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1. The Company was in compliance with all covenants as at June 30, 2019.

Scheduled Debt Repayments

	2019	2020	2021	2022	2023	2024 and thereafter	Total
Senior notes	$—	$84.1	$—	$192.7	$261.2	$935.6	$1,473.6
$1.0 billion credit facility (i)	—	—	—	—	385.0	—	$385.0
Debt from 50% interest in Canadian Malartic	1.4	—	—	—	—	—	$1.4
	$1.4	$84.1	$—	$192.7	$646.2	$935.6	$1,860.0

(i)On July 5, 2019, the Company repaid the entirety of the outstanding indebtedness under the revolving credit facility.

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16. SHARE CAPITAL

(a) Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at June 30, 2019 (December 31, 2018: nil).

	For the six months ended		For the year ended
	June 30, 2019		December 31, 2018
	Number of common shares		Number of common shares
Issued and outstanding - 950,355,591 common shares		Amount		Amount
(December 31, 2018 - 949,341,830 common shares):	(In thousands)	(In millions)	(In thousands)	(In millions)
Balance, beginning of year	949,342	$7,636.4	948,525	$7,633.7
Issued on vesting of restricted share units	973	3.3	687	2.3
Dividend reinvestment plan (i)	46	0.1	130	0.4
Share cancellations (ii)	(5)	(0.1)	—	—
Balance, end of period/year	950,356	$7,639.7	949,342	$7,636.4

(i)The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. As at June 30, 2019, a total of 8,179,419 shares have subscribed to the plan.
(ii)During the six months ended June 30, 2019, the Company cancelled 5,042 common shares relating to entitlement from un-exchanged predecessor shares following the expiry of the period of surrender for a previous acquisition.

(b)  Dividends Paid and Declared

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Dividends paid	$4.7	$4.7	$9.5	$9.5
Dividends declared in respect of the period	$4.8	$4.8	$9.6	$9.6
Dividend paid (per share)	$0.005	$0.005	$0.010	$0.010
Dividend declared in respect of the period (per share)	$0.005	$0.005	$0.010	$0.010

17. SHARE-BASED PAYMENTS

The total expense relating to share-based payments includes accrued compensation expense related to plans granted in the current period, plans granted in the prior period and adjustments to compensation associated with mark-to-market adjustments on cash-settled plans, as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Expense related to equity-settled compensation plans	$1.1	$1.5	$2.5	$2.8
Expense related to cash-settled compensation plans	(2.0)	2.2	0.3	1.7
Total expense recognized as compensation expense	$(0.9)	$3.7	$2.8	$4.5

As at,	June 30, 2019	December 31, 2018
Total carrying amount of liabilities for cash-settled arrangements (Note 14(c))	17.7	$18.6
The following table summarizes the equity instruments outstanding related to share-based payments.

As at, (In thousands)	June 30, 2019	December 31, 2018
Share options outstanding (i)	1,416	1,772
Restricted share units ("RSU") (ii)	2,491	2,284
Deferred share units ("DSU") (iii)	4,793	4,802
Performance share units ("PSU") (iv)	3,482	2,457

(i)During the six months ended June 30, 2019, no share options were granted, and 356,606 share options expired.
(ii)During the six months ended June 30, 2019, the Company granted 1,228,086 RSUs with a weighted average grant date fair value of C$3.45 per RSU; 48,580 RSUs were cancelled or forfeited; and a total of 972,630 RSUs vested and the Company credited $3.3 million (2018: $1.4 million) to share capital in respect of the RSUs that vested during the period.
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(iii)During the six months ended June 30, 2019, the Company granted 295,728 DSUs and recorded an expense of C$0.9 million, and 304,550 DSUs were paid out. During the first quarter of 2017, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for 3 million DSUs (approximately 80% of outstanding DSUs at the time) at a value of C$3.5002 per share. For the six months ended June 30, 2019, the Company recorded a mark-to-market loss on DSUs of $0.5 million and a mark-to-market gain on the DSU hedge of $0.2 million.
(iv)During the six months ended June 30, 2019, 1,076,745 PSU units were granted. The new PSU plan has an expiry date on December 15, 2021 and had a fair value of C$2.26 per unit at June 30, 2019.

18. CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Note 16: Share Capital and Note 15: Long-term Debt and Credit Facility, respectively, for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the period.

19. CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  Certain conditions may exist as of the date the Condensed Consolidated Interim Financial Statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these Condensed Consolidated Interim Financial Statements of the Company may be material.

Canadian Malartic

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), a general partnership jointly owned by the Company and Agnico Eagle Mines Limited (the "Partnership"), was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20.0 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017 under its Good Neighbor Guide (the “Guide”). In September 2018, the Superior Court introduced an annual revision of the ending date of the class action period and a mechanism for the partial exclusion of class members, allowing the residents to individually settle for a specific period (usually a calendar year) and to opt-out from the class action for such specific period. Both of these judgments were confirmed by the Court of Appeal and the class members will thus continue to have the option to benefit from the Guide. In January 2018, a judgment was rendered in favor of the Partnership, resulting in the removal from the class action of the pre-transaction period, spanning from August 2013 to June 16, 2014, during which the Canadian Malartic mine was not operated by the Partnership. The plaintiff did not seek leave to appeal this decision and rather added new allegations in an attempt to recapture the pre-transaction period. On July 19, 2019, the Court refused to add back the pre-transaction period based on these new allegations. This decision is still subject to a potential appeal. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date to be determined. While at this time the potential impacts of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree. The Partnership is an impleaded party in the proceedings. The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine. The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application. Following a hearing on the merits in Fall 2018, the Superior Court dismissed the judicial review on May 13, 2019 and an
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application for leave to appeal was filed by the Plaintiff on June 20, 2019. While the Company believes it is highly unlikely that the annulment will be granted at the appeal, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

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